UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 6)

Stanley, Inc.
(Name of Subject Company)

Stanley, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

854532108
(CUSIP Number of Class of Securities)

Scott D. Chaplin, Esq.
Senior Vice President and General Counsel
Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, VA 22201
Telephone: (703) 684-1125
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stephen L. Burns, Esq.
Craig F. Arcella, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Stanley, Inc., a Delaware corporation (the “Company”), initially filed on May 20, 2010, as amended by Amendment No. 1 thereto filed on May 26, 2010, Amendment No. 2 thereto filed on June 1, 2010, Amendment No. 3 thereto filed on June 8, 2010, Amendment No. 4 thereto filed on June 18, 2010 and Amendment No. 5 thereto filed on July 12, 2010 (the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 relates to the cash tender offer by CGI Fairfax Corporation, a Delaware corporation and an indirect wholly owned subsidiary of CGI Group Inc., a corporation organized under the laws of the Province of Québec, Canada, disclosed in a Tender Offer Statement on Schedule TO, dated May 20, 2010 (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), at a price of $37.50 per share of Company Common Stock, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 20, 2010 and in the related Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

STANLEY, INC.
3101 WILSON BOULEVARD, SUITE 700
ARLINGTON, VIRGINIA 22201

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about July 16, 2010 in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Stanley, Inc., a Delaware corporation (“Stanley,” the “Company,” “we” or “our”), with respect to the cash tender offer by CGI Fairfax Corporation (“Offeror”), a Delaware corporation and an indirect wholly owned subsidiary of CGI Group Inc., a corporation organized under the laws of the Province of Québec, Canada (“CGI”), to the holders of record of shares of common stock of the Company, par value $0.01 per share (“Company Common Stock” or “Shares”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by CGI without a meeting of the Company’s stockholders to a majority of the seats on the board of directors of the Company (the “Company Board” or “Board of Directors”). Such designation would be made pursuant to Section 6.10 of the Agreement and Plan of Merger, dated as of May 6, 2010 (the “Merger Agreement”), by and among CGI, CGI Federal Inc., a Delaware corporation and an indirect wholly owned subsidiary of CGI (“CGI Federal”), the Offeror and the Company.

Pursuant to the Merger Agreement, the Offeror commenced a cash tender offer (the “Offer”) on May 20, 2010 to purchase all of the outstanding Shares, at a purchase price of $37.50 per Share, net to the selling stockholders in cash, without interest thereon and less any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 20, 2010 (together with any amendments or supplements thereto, the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on August 2, 2010, at which time, if all conditions to the Offer have been satisfied or waived, the Offeror will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by the Offeror, CGI and CGI Federal with the Securities and Exchange Commission (the “SEC”) on May 20, 2010.

Section 6.10 of the Merger Agreement provides that, promptly after such time as the Offeror accepts for payment shares of Company Common Stock pursuant to the Offer and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, CGI, CGI Federal or the Offeror will be entitled to designate, from time to time, such number of directors on the Company Board (rounded up to the next whole number) equal to the product of the total number of directors on the Company Board multiplied by the percentage that the aggregate number of shares of Company Common Stock beneficially owned by the Offeror or any of its affiliates bears to the total number of shares of Company Common Stock then outstanding. In connection with the foregoing, the Company will promptly, at the option of the Offeror, obtain the resignation of such number of its current directors or increase the size of the Board of Directors, in compliance with applicable law, as is necessary to enable the Offeror’s designees to be elected or appointed to the Company Board. However, prior to the Effective Time, the Company Board will always have at least three members who are independent for purposes of Rule 10A-3 under the Exchange Act (“Independent Directors”). If the number of directors who are not Independent Directors is reduced below three prior to the Effective Time, any remaining Independent Directors shall be entitled to designate persons to fill such vacancies or, if no Independent Directors remain, the other directors shall designate three persons to fill such vacancies.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the possible appointment of CGI’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning CGI, CGI Federal, the Offeror and CGI’s designees has been furnished to the Company by CGI, and the Company assumes no responsibility for the accuracy or completeness of such information.

CGI DESIGNEES TO THE BOARD OF DIRECTORS

Information with respect to the Designees

As of the date of this Information Statement, CGI has not determined who will be the CGI designees. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. CGI has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is c/o CGI Federal Inc., 12601 Fair Lakes Circle, Fairfax, Virginia 22033.

		Present Principal Occupation or Employment;
Name and Address	Age	Material Positions Held During the Past Five Years

Mr. George Schindler	47	Mr. Schindler currently serves as a Director and the President of CGI Federal and as a Director and the President of the Offeror. Mr. Schindler joined CGI Federal in 2004 as a Senior Vice President and, since 2006, has served as the President of CGI Federal.
Mr. James B. Peake	66	Dr. Peake currently serves as a Director and a Senior Vice President of CGI Federal and as a Director and a Senior Vice President of the Offeror. Dr. Peake joined CGI Federal in 2009 as a Director and, in December 2009, became Senior Vice President. Prior to joining CGI Federal, Dr. Peake served as Secretary of Veterans Affairs from 2007 to 2009. From 2006 to 2007, he was Chief Medical Officer/Chief Operating Officer of QTC Management, Inc., one of the largest private providers of government-outsourced occupational health and disability examination services in the United States, and from 2004 to 2006, he served as Executive Vice President of Project HOPE, a not-for-profit international humanitarian organization.
Ms. Donna Ryan	64	Ms. Ryan currently serves as a Senior Vice President of CGI Federal and as a Director of the Offeror. Ms. Ryan joined CGI Federal in 2004 as Vice President.
Mr. Gregg Mossburg	40	Mr. Mossburg currently serves as a Senior Vice President of CGI Federal. Mr. Mossburg joined CGI Federal in 2004 as Vice President.

		Present Principal Occupation or Employment;
Name and Address	Age	Material Positions Held During the Past Five Years

Ms. Michelle D. Hertz	43	Ms. Hertz currently serves as Managing Counsel of CGI Federal, which she joined in April 2010. Prior to joining CGI Federal, Ms. Hertz served as Senior Counsel of DynCorp International LLC, a global government services provider, from January 2009 to March 2010, and as Vice President–Federal Contracts for Michael Baker Jr., Inc. (the engineering segment of Michael Baker Corporation, a provider of professional engineering and consulting services) from April 2005 to January 2009 and Division Counsel for Michael Baker Corporation from June 2004 to February 2006.

CERTAIN INFORMATION CONCERNING THE COMPANY

The Company Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Company Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of July 6, 2010, there were 24,361,021 shares of Company Common Stock outstanding. As of the date of this Information Statement, CGI and its affiliates do not own any shares of the Company Common Stock.

CURRENT BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors

Our Board of Directors is currently comprised of eight directors, with one vacancy.

		Principal Occupation/
Name	Age	Position Held With the Company

Mr. Philip O. Nolan	51	Chairman, President and Chief Executive Officer
Mr. George H. Wilson	52	Executive Vice President and Director
Mr. William E. Karlson	50	Director
Mr. James C. Hughes	66	Independent Director
Lt. General Richard L. Kelly, USMC (Ret.)	62	Independent Director
Mr. Charles S. Ream	66	Independent Director
Mr. John P. Riceman	69	Independent Director
General Jimmy D. Ross, USA (Ret.)	74	Independent Director

The following is a brief biography of each of our directors, including their experience, qualifications, attributes and skills which contributed to the conclusion of the Nominating and Corporate Governance Committee (defined below) that each director is qualified to serve on the Company Board in light of our business and structure:

Mr. Philip O. Nolan has been our Chief Executive Officer since 2002 and our President and a member of our Board of Directors since 1996. In 2006, he became Chairman of our Board of Directors. From 1989 to 1995, Mr. Nolan served in various capacities, including program manager, general manager, Treasurer, Secretary and Vice President. Prior to joining us in 1989, Mr. Nolan served on active duty in the U.S. Navy from 1981 to 1988, most recently as Deputy Program Manager for Weapons Integration for the Submarine Launched Cruise Missile Project. Mr. Nolan remained an active member of the U.S. Navy Reserve following his release from active duty until his retirement in December 2005. Mr. Nolan received a B.S. degree in physics from the U.S. Naval Academy, an M.S.E. degree in engineering management from the Catholic University of America and a J.D. degree from George Washington University.

Mr. Nolan’s 21 years of service as a senior executive officer and 14-year tenure as President of the Company, as well as his prior experience in the armed services, provide the Board of Directors with a deep understanding and appreciation of our business and the customers we serve. His service to Stanley, together with the leadership positions he has maintained in our industry, provide him with valuable perspective on leadership and management challenges that face the Company.

Mr. George H. Wilson has been our Executive Vice President for strategic operations since April 2001 and has served as a member of our Board of Directors since July 2000. Prior to joining us in April 1989, Mr. Wilson served on active duty as an officer in the U.S. Navy submarine force from 1979 to 1986, and worked as a program manager at EG&G, and as a systems engineer at McDonnell Douglas Corporation. Since joining us, Mr. Wilson has served as program manager, director of systems integration, and Vice President of corporate development. Mr. Wilson received a B.S. degree in electrical engineering from the U.S. Naval Academy and an M.B.A. degree in management of science, technology and innovation from George Washington University.

In addition to his substantial tenure as an executive of the Company and his prior experience in the armed services, Mr. Wilson’s role as head of the Company’s strategic operations and business development functions, his role in the Company’s legislative liaison activities, as well as his active role in the business and professional community external to the Company, through his memberships and active participation in industry groups, provides the Board of Directors with unique and valuable insight into the Company’s business operations, strategic goals and future prospects.

Mr. William E. Karlson has been a member of our Board of Directors since 1996 and acted as Secretary of the Company Board until February 2006. Mr. Karlson retired as one of our Senior Vice Presidents in January 2009. Mr. Karlson also previously served as Senior Vice President and Vice President of the outsourced solutions division and of the corporate division. Prior to joining us in 1984, Mr. Karlson was an officer on deep-sea tractor tugboats for Faustug Marine from 1982 to 1983. Mr. Karlson has a B.S. degree in marine engineering and marine transportation from the U.S. Merchant Marine Academy and an M.S. degree in software systems engineering from George Mason University.

Prior to his retirement from the Company in 2009, Mr. Karlson was one of the Company’s longest-serving employees. Mr. Karlson’s experience and familiarity with the Company and his extensive knowledge of several of our key clients provide the Board of Directors with a valuable perspective.

Mr. James C. Hughes has been a member of our Board of Directors since 2000. He has 25 years of experience as a senior executive and general counsel with government contracting and commercial companies. Mr. Hughes previously served as the Chief Corporate Services Officer of INOVA Health System, is the former President and Chief Executive Officer of C3, Inc., has 12 years of senior management and leadership experience with BDM International, Inc. and is a former partner at the law firm of Dickstein, Shapiro and Morin. Mr. Hughes received a B.A. degree from the College of Arts and Sciences at Rutgers University, an M.A. degree from the College of Business and Public Administration at the University of Maryland and a J.D. degree from the University of Maryland.

Mr. Hughes brings to our Board of Directors over 25 years of experience as an executive and general counsel with government contracting and commercial companies and through such experience provides our Board of Directors with a deep understanding of the complex operational and governance matters that face a public company. As one of our longest-serving members of the Board of Directors, Mr. Hughes also provides the Board of Directors with a broad knowledge of our industry, history and culture.

Lt. General Richard L. Kelly, USMC (Ret.) has been a member of our Board of Directors since 2005. His 35-year military career culminated in his last assignment as Deputy Commandant, Installations and Logistics, Headquarters, U.S. Marine Corps. He was responsible for the leadership, management, and modernization of worldwide Marine Corps logistics/supply chain; facilities and real estate; e-business and contracting; small business; and maintenance, distribution and services. General Kelly is a Senior Fellow with LMI Government Consulting in McLean, Virginia. General Kelly also serves on the board of directors of Cascades Designs, Inc., and the board of visitors of the Pennsylvania State University Smeal College of Business. General Kelly’s degrees include a B.A. degree in history from Pennsylvania State University, a B.A. degree in economics and business administration from Chapman College, and an M.B.A. degree from Pepperdine University. He is a graduate of the National Defense University’s Industrial College of the Armed Forces (with distinction).

General Kelly is also a distinguished graduate of both the Pennsylvania State University and Pittsburgh Central Catholic High School.

After a distinguished career in the U.S. Marine Corps, General Kelly brings to the Board of Directors substantial leadership and management experience, as well as familiarity with our key customers within the Department of Defense and ongoing Department of Defense initiatives and priorities that guide strategic business decisions. General Kelly’s broad knowledge of the defense industry, together with his proven leadership and management skills, make him a valued strategic adviser to the Board of Directors.

Mr. Charles S. Ream joined our Board of Directors in 2006. Mr. Ream was Executive Vice President and Chief Financial Officer of Anteon International Corporation (acquired by General Dynamics Corporation) from April 2003 to June 2006. From October 2000 to December 2001, he served as Senior Vice President and Chief Financial Officer of Newport News Shipbuilding, Inc. From January 1998 to September 2000, Mr. Ream served as Senior Vice President of Finance for Raytheon Systems Company. From January 1994 to December 1997, he served as Chief Financial Officer of Hughes Aircraft Company. Prior to joining Hughes Aircraft, Mr. Ream was a partner with Deloitte & Touche LLP. Mr. Ream is a member of the board of directors of The Allied Defense Group, Inc., serving as chairman of the compensation committee and a member of the audit committee. Additionally, Mr. Ream is a member of the board of directors and chairman of the audit committee of Vangent, Inc. Mr. Ream served on the board of directors of Stewart & Stevenson from 2004 to 2006 and on the board of directors of DynCorp International, Inc. from 2006 to 2010. Mr. Ream received a B.S. degree in accounting and a Masters of Accounting degree from the University of Arizona and is a Certified Public Accountant (inactive).

Mr. Ream’s extensive experience with accounting for government contractors and the related reporting process of a public company, as well as his years of service on several other public company boards, enable Mr. Ream to provide valuable strategic and business advice to the Board of Directors, as well as providing valuable insight into financial and governance matters facing the Company.

Mr. John P. Riceman has been a member of our Board of Directors since 2000. He has more than 30 years of experience as a senior executive and manager serving in key operating, marketing, financial and administrative roles in growth-oriented professional services companies. From 1996 until 2009, Mr. Riceman was Chief Executive Officer of Premise, Inc., a financial management consulting firm specializing in assisting its clients in the evaluation of potential acquisitions of other firms and in the negotiation of the sale or purchase of selected companies. Mr. Riceman has served as Chief Operating Officer of Integrated Microcomputer Systems, Inc. and C3, Inc., both government contracting information technology companies. He also has 15 years of senior management and leadership experience with BDM International, Inc. where he served as Chief Financial Officer. Mr. Riceman received a B.S. degree in engineering from the U.S. Military Academy and an M.S. degree in Operations Research from the U.S. Naval Postgraduate School.

Mr. Riceman’s substantial management and financial experience provide him with extensive knowledge of the complex financial and operational issues of a publicly-traded company. Mr. Riceman, as one of our longest-serving members of the Board of Directors, brings invaluable perspective and a deep understanding of the Company’s history and values.

General Jimmy D. Ross, USA (Ret.) has been a member of our Board of Directors since 2001. He was a U.S. Army military officer for 36 years and retired as a four-star General in 1994. General Ross’ last active duty assignment was as Commander of the United States Army Materiel Command in Alexandria, Virginia — a worldwide command of 95,000 military and civilian personnel and 126 different organizations. Following his military retirement, General Ross served as an executive with the American Red Cross and is currently a consultant to Cypress International. General Ross is also a member of the board of directors of VSE Corporation. General Ross received a B.S.E. degree from Henderson State University and an M.A. degree in business management from Central Michigan University. He is also a graduate of the Industrial College of the Armed Forces, the U.S. Army Command and General Staff College, the U.S. Army Transportation Advanced Officer Course and the Basic Infantry Officer Course.

General Ross’s service as a distinguished officer in the U.S. Army, together with his last active duty assignment as Commander of the United States Army Materiel Command, provides the Board of Directors with significant familiarity of customers within the Department of Defense and ongoing Department of Defense initiatives and priorities that guide strategic business decisions. In addition, his many years of service as a director of the Company, as well as another public company, provide him with valuable perspective on governance and management issues.

Executive Officers Who Are Not Directors

Name	Age	Position Held With the Company

Mr. James H. Brabston	42	Chief Operating Officer
Mr. John R. Brooks	55	Senior Vice President of Mission Systems Group
Mr. Scott D. Chaplin	43	Senior Vice President, General Counsel and Corporate Secretary
Mr. Brian J. Clark	39	Executive Vice President, Chief Financial Officer and Treasurer
Mr. Gregory M. Denkler	51	Executive Vice President of Shared Services
Mr. E. Patrick Flannery	42	Senior Vice President of Business Operations Group
Mr. Eric A. Wolking	35	Senior Vice President of Technical Programs Group

Mr. James H. Brabston began serving as our first Chief Operating Officer on April 12, 2010, after serving as the Senior Vice President of our mission systems group since November 2007. Mr. Brabston joined the Company in 1990. From 2003 to 2007, Mr. Brabston served as a Vice President and account manager for defense programs. Prior to becoming Vice President, Mr. Brabston was a senior program manager directly responsible for all of our software development efforts being performed for the Department of the Army and U.S. Marine Corps. Mr. Brabston has also served in various functional, technical and management capacities and has led the deployment of our personnel in support of Operation Desert Shield/Storm in Saudi Arabia and Operation Restore Hope in Somalia. Mr. Brabston earned a B.A. degree in economics from Syracuse University, and an M.S. degree in software engineering from George Mason University.

Mr. John R. Brooks succeeded Mr. Brabston as Group Manager for our Mission Systems Group. Mr. Brooks has over 33 years in the defense security and intelligence field with demonstrated success in operations, large-scale development projects, program management, practical application of advanced technologies, networks and data applications and business development. For the past two years, Mr. Brooks has served as the General Manager of our Oberon Division. Mr. Brooks joined Oberon Associates, Inc. in 2005 as Vice President, Strategic Planning and Business Development, which was acquired by us in July 2008. Mr. Brooks’ experience originated during his service as a highly decorated Military Police and Military Intelligence officer in the U.S. Army. Mr. Brooks’ last Army assignment was as the Senior Intelligence Officer G-2, 4th Infantry Division, the U.S. Army’s first digital fighting unit. After retirement from the U.S. Army, he joined General Dynamics as a Senior Manager, responsible for development of real-time collaboration and knowledge management technology and associated business development targeted at the U.S. defense and intelligence market. Mr. Brooks is a graduate of The Citadel, The Military College of South Carolina and various military schools.

Mr. Scott D. Chaplin is our General Counsel, Senior Vice President and Corporate Secretary. Mr. Chaplin is responsible for all legal matters affecting the Company and also provides executive management oversight to our contracts, pricing and procurement departments. Prior to joining us in 2005, he served as Vice President and General Counsel of BAE Systems Information Technology and prior to that as Vice President and General Counsel of DigitalNet Government Solutions. Earlier in his career, Mr. Chaplin practiced at the law firms of Reed Smith and Morgan Lewis & Bockius in Washington, D.C. He also served as Judicial Clerk to the Honorable Marian Horn, Judge, United States Court of Federal Claims, Washington, D.C. Mr. Chaplin received a B.A. degree from the University of Massachusetts at Amherst and a J.D. degree from American University.

Mr. Brian J. Clark has been our Chief Financial Officer and Treasurer since April 2006 and an Executive Vice President since November 2007. Prior to joining us, he held various executive positions at Titan Corporation from 2001 to 2006, most recently as Vice President and Corporate Controller. Prior thereto he had been Titan’s Vice

President of Strategic Transactions where he managed the Company’s mergers and acquisitions program, as well as divestitures, equity joint ventures and other strategic transactions. From 1996 to 2001, he held various positions at Arthur Andersen LLP, a public accounting firm, most recently as a Senior Manager. From 1994 to 1996, he held various positions at Deloitte & Touche LLP, a public accounting firm, most recently as a senior staff accountant. Mr. Clark holds a B.S. degree in Accounting from Virginia Polytechnic Institute and State University and is a Certified Public Accountant.

Mr. Gregory M. Denkler has been our Executive Vice President of shared services since November 2007. Mr. Denkler was Senior Vice President of operations from April 2003 until October 2007. From April 2000 to March 2003, Mr. Denkler was our Vice President and General Manager of the information technology and business systems division. Prior to joining the Company in 1989, Mr. Denkler served on active duty in the U.S. Navy from 1981 to 1988, most recently as test and evaluation director for submarine weapon systems at the Naval Sea Systems Command. Mr. Denkler received a B.S. degree in oceanography from the U.S. Naval Academy and an M.B.A. degree from the Virginia Polytechnic Institute and State University.

Mr. E. Patrick Flannery has been the Senior Vice President of our business operations group since November 2007. Mr. Flannery joined the Company in 1991. Prior to his current position, Mr. Flannery served as Vice President of corporate development and in program management roles for many of the Company’s key customers, including the U.S. Marine Corps, Department of Energy and Department of State. Mr. Flannery received a B.S. degree in business administration from the University of Delaware and an M.B.A. degree from Johns Hopkins University.

Mr. Eric A. Wolking has been the Senior Vice President of our technical programs group since April 2009. Mr. Wolking joined the Company in 1996 and most recently served as the Senior Vice President of corporate development and the head of our mergers and acquisitions program. Previously, Mr. Wolking served as the director of midwest operations and as an account manager for our federal civilian programs. Mr. Wolking holds an M.B.A. degree from The Anderson School of Management at the University of California, Los Angeles and a B.A. degree in international studies and economics from American University.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Independence of the Board of Directors

As required under the listing standards of the New York Stock Exchange (the “NYSE”), a majority of the members of our Board of Directors must qualify as “independent,” as affirmatively determined by the Board of Directors. The Company Board consults with the Company’s counsel to ensure that the Company Board’s determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of the NYSE, as in effect from time to time.

Consistent with these considerations, the Company Board has affirmatively determined that the following five current directors are independent directors under our Corporate Governance Guidelines, which incorporate the independence requirements of the applicable NYSE listing standards: Mr. Hughes, Lt. General Kelly, Mr. Ream, Mr. Riceman and General Ross. In making this determination, the Company Board found that none of these directors had a material or other disqualifying relationship with us. The Company Board has determined that Mr. Nolan, our Chairman of the Board of Directors, President and Chief Executive Officer, Mr. Wilson, one of our Executive Vice Presidents and Mr. Karlson, our former Senior Vice President, are not independent directors by virtue of their current or recent employment with us. Our director independence standards are included as Exhibit A to our Corporate Governance Guidelines, available on our website at www.stanleyassociates.com.

Meetings of the Board of Directors and Annual Meeting Attendance

The Board of Directors met nine times during fiscal 2010, including four quarterly meetings and five special meetings. Each Company Board member attended 75% or more of the aggregate of the meetings of the Company Board and of the committees on which he served.

As required under applicable NYSE listing standards, in fiscal 2010, our non-management directors met in regularly scheduled executive sessions outside the presence of management. Mr. Hughes, as Lead Outside Director, presided over the five executive sessions occurring during fiscal 2010.

All Company Board members are expected to attend the Company’s annual meeting of stockholders. All but one of the then-sitting directors attended the fiscal 2009 annual meeting of stockholders.

Communications with the Board of Directors

We have not implemented a formal process relating to communications by stockholders and other interested parties with the Company Board. Nevertheless, every effort is made to ensure that the views of these parties are heard by the Company Board or individual directors, as applicable, and that appropriate responses are provided in a timely manner. We believe our responsiveness to communications to the Company Board has been excellent. Stockholders and other interested parties who wish to communicate with the Company Board should send any correspondence to our Corporate Secretary at Stanley, Inc., 3101 Wilson Boulevard, Suite 700, Arlington, VA 22201.

Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines to assure that the Company Board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The guidelines are also intended to align the interests of directors and management with those of our stockholders. The Corporate Governance Guidelines set forth the practices the Company Board intends to follow with respect to board independence, composition and selection, board meetings and involvement of senior management, CEO performance evaluation and succession planning, and board committees and compensation. The Corporate Governance Guidelines may be viewed at www.stanleyassociates.com. A request for a print copy may be made in writing addressed to Investor Relations, Stanley, Inc., 3101 Wilson Boulevard, Suite 700, Arlington, VA 22201.

Board Leadership Structure

Currently, our Board of Directors is led by our Chairman, Mr. Nolan, who also serves as our Chief Executive Officer. The Company Board believes that Mr. Nolan is best situated to serve as Chairman because, as our Chief Executive Officer, he is best positioned to lead the Board of Directors in identifying and prioritizing our strategies and initiatives given his role in the management of the business. In addition, the combined role facilitates communication between the Board of Directors and management. While our Board of Directors has determined that this structure currently is in the best interests of the Company and our stockholders, the Board of Directors in the future may determine that these positions should be separated.

To provide for an independent leadership role on the Board of Directors, the Board of Directors has established the position of Lead Outside Director, which is currently held by Mr. Hughes. The Board of Directors believes that this position provides additional independent oversight of senior management and Company Board matters in our current structure where the Chairman and Chief Executive Officer positions are combined. The Lead Outside Director is charged with leading meetings of the Board of Directors’ non-management directors in executive sessions outside the presence of management.

In addition, the three standing committees of the Board of Directors — the audit committee (the “Audit Committee”), the compensation committee (the “Compensation Committee”) and the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) — assist the Company Board in its oversight function, including oversight of specific areas of risk as described below. Each of the Company Board committees is comprised solely of independent directors, with each of the three committees having a separate chair.

Board Oversight of Risk Management

We believe our Board of Directors’ leadership structure supports a risk management process in which senior management is responsible for the Company’s day-to-day risk management processes and the Board of Directors provides oversight of those processes. The Board of Directors discharges this duty both directly, through its active role in oversight of risk management, and through its committees. The Board of Directors receives regular reports from management on the most significant risks facing the Company. The Board of Directors also manages risk through numerous controls and processes embedded in its operations and such controls and processes are reviewed from time to time by the Board of Directors and/or the relevant committee. While the Company Board has ultimate oversight responsibility for the Company’s risk management, various committees of the Company Board also play an active role in risk oversight.

For example, the Audit Committee discusses the Company’s policies and procedures with respect to risk assessment and management, as well as the Company’s major risk exposures and risk mitigation. The Audit Committee also oversees compliance with regulatory and legal requirements, including legal matters that may present financial risks to the Company. Risks related to the Company’s compensation policies and practices are reviewed by the Compensation Committee and risks associated with corporate governance matters generally are reviewed by the Nominating and Corporate Governance Committee.

COMMITTEES OF THE BOARD OF DIRECTORS

The following table provides membership and meeting information for fiscal 2010 for each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee:

Nominating and
Corporate
Name	Audit		Compensation		Governance

Mr. James C. Hughes			X	*	X
Lt. General Richard L. Kelly, USMC (Ret.)	X		X
Mr. Charles S. Ream	X		X
Mr. John P. Riceman	X	*			X
General Jimmy D. Ross, USA (Ret.)			X		X *
Total meetings in fiscal 2010	9		4		5

*	Committee Chairman

Below is a description of each committee of the Board of Directors. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board of Directors has determined that each member of each committee meets the applicable NYSE rules and regulations regarding “independence” and that each member is free of any relationship that would impair his individual exercise of independent judgment with regard to the Company.

Audit Committee

The Audit Committee is composed of Messrs. Riceman (Chairman) and Ream and Lt. General Kelly. The Audit Committee met nine times during fiscal 2010. The Audit Committee has adopted a written charter that is available to stockholders on our website at www.stanleyassociates.com. A request for a print copy may be made in writing addressed to Investor Relations, Stanley, Inc., 3101 Wilson Boulevard, Suite 700, Arlington, VA 22201.

The Audit Committee was established by the Board of Directors to oversee our corporate accounting and financial reporting processes and audits of our financial statements. For this purpose, as set forth in its charter, among other responsibilities, the Audit Committee performs several oversight functions, including:

•	evaluates the performance, and assesses the qualifications, of the independent auditors;

•	determines and approves the retention, termination, compensation and oversight of the independent auditors;

•	reviews and approves the retention of the independent auditors to perform any proposed audit services and proposed permissible non-audit services;

•	monitors the rotation of partners of the independent auditors on the Company’s audit engagement team as required by applicable law;

•	reviews and approves, rejects or ratifies transactions between the Company and any related persons;

•	reviews the appointment, replacement, reassignment or dismissal of, and periodically evaluates the performance of, the senior internal audit executive;

•	confers with management, internal auditors and the independent auditors regarding the quality and adequacy of the Company’s internal controls over financial reporting;

•	establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	meets to review and discuss our annual audited financial statements and quarterly financial statements with management and our independent auditor, including reviewing our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K and recommends to the Company Board whether to include the annual financial statements in our Annual Report on Form 10-K.

The Board of Directors reviews the NYSE listing standards definition of independence for Audit Committee members on an annual basis and has determined that all members of our Audit Committee are independent (as independence is currently defined in Sections 303A.01 and .02 of the NYSE listing standards). The Board of Directors has also determined that each of Messrs. Ream and Riceman qualifies as an “audit committee financial expert,” as defined in applicable SEC rules and that all members are financially literate, as required by the Audit Committee charter. The Company Board made a qualitative assessment of the members’ level of knowledge and experience based on a number of factors, including formal education and experience. The Audit Committee charter provides that no member of the Audit Committee may serve on the audit committees of more than two other public companies unless the Company Board determines that such service does not impair the member’s ability to serve effectively on the Audit Committee. In addition to service on our Audit Committee, Mr. Ream also serves on the audit committees of Vangent, Inc. and The Allied Defense Group, Inc. The Board of Directors has determined that this simultaneous service does not impair Mr. Ream’s ability to serve effectively on our Audit Committee.

Compensation Committee

As required by its charter, the Compensation Committee meets at least four times annually and with greater frequency if necessary. The agenda for each meeting is usually developed by the Chairman of the Compensation Committee, in consultation with other members of the Compensation Committee and, where appropriate, senior management and the Compensation Committee’s compensation consultant.

The Compensation Committee meets regularly in executive session. However, from time to time, as permitted by its charter, various members of senior management and other employees, as well as outside advisors or consultants, may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice, or otherwise participate in Compensation Committee meetings. The CEO may not participate in or be present during any deliberations or determinations of the Compensation Committee regarding his compensation.

In addition, pursuant to its charter, the Compensation Committee has the sole authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant’s reasonable fees and other retention terms.

Historically, the Compensation Committee has made adjustments to base salaries, determined annual incentive compensation, granted long-term equity awards and established new performance objectives at one or more meetings held during the first quarter of the fiscal year. Generally, the Compensation Committee’s process comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. For executives other than the CEO, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Compensation Committee by the CEO. For a discussion of Mr. Nolan’s role in recommending or determining the compensation paid to our Named Executive Officers (as set forth in the Summary Compensation Table below) during fiscal 2010, see the “Executive Compensation and Other Information — Compensation Discussion and Analysis” below. In the case of the CEO, the evaluation of his performance is conducted by the Compensation Committee which determines any adjustments to his compensation as well as awards to be granted, subject to ratification by the independent directors of the full Company Board. For all executives, as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, executive and director stock ownership information, Company Common Stock performance data, analyses of historical executive compensation levels and current Company-wide compensation levels, and analyses of its compensation consultant(s). The specific determinations of the Compensation Committee with respect to executive compensation for each of the Named Executive Officers during fiscal 2010 are described in greater detail in the “Executive Compensation and Other Information — Compensation Discussion and Analysis” below.

Compensation Consultant Fee Disclosure

During fiscal 2010, the Compensation Committee engaged Mercer (US), Inc. (“Mercer”), a wholly-owned subsidiary of Marsh & McLennan Companies, Inc., to provide competitive compensation data for the peer group selected by the Compensation Committee. In addition, Mercer provided general information regarding compensation surveys and competitive compensation levels, as requested by the Compensation Committee, as a secondary source of competitive market information to the peer group competitive data. Mercer’s fees for director and executive compensation consulting to the Committee in fiscal 2010 were approximately $80,000. During fiscal 2010, the Company also paid Mercer fees for certain services unrelated to director and officer compensation, including approximately $310,000 in commissions for identifying and recommending general health and benefit plans for the Company’s employees and $3,855 in commissions for business travel accident insurance.

In addition, during fiscal 2010, the Company retained certain affiliates of Mercer to provide additional services unrelated to director and executive compensation. These services were approved by the Company’s management. The aggregate fees paid for these other services, which include insurance brokerage services, were approximately $347,267.

For additional information on the role of Mercer in fiscal 2010 compensation decisions, see the “Executive Compensation and Other Information — Compensation Discussion and Analysis” below.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee during fiscal 2010, or as of the date of this Information Statement, is or has been one of our officers or employees and none of our executive officers served on the compensation committee or board of any company that employed any member of our Compensation Committee or Board of Directors.

Nominating Corporate Governance Committee

The Nominating and Corporate Governance Committee is composed of General Ross (Chairman) and Messrs. Hughes and Riceman. All members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 303A.02 of the NYSE listing standards). The Nominating and Corporate Governance Committee met five times during fiscal 2010. The Nominating and Corporate Governance Committee has adopted a written charter that is available to stockholders on our website at www.stanleyassociates.com. A request for a print copy may be made in writing addressed to Investor Relations, Stanley, Inc., 3101 Wilson Boulevard, Suite 700, Arlington, VA 22201.

Pursuant to its charter, the Nominating and Corporate Governance Committee is responsible for:

•	identifying, reviewing and evaluating candidates to serve as directors (consistent with criteria approved by the Company Board);

•	reviewing and evaluating incumbent directors;

•	recommending to the Company Board for selection candidates for election to the Board of Directors;

•	making recommendations to the Company Board regarding the membership of the committees of the Company Board;

•	facilitating the assessment of the performance of the Company Board and its committees;

•	developing a set of corporate governance principles; and

•	periodically reviewing CEO and management succession plans.

The Company Board seeks a diverse group of candidates who, at a minimum, possess the background, skills, expertise and time to make a significant contribution to the Company Board, the Company and our stockholders. The Nominating and Corporate Governance Committee periodically reviews and establishes the criteria for selection of director nominees. The membership criteria used by the Nominating and Corporate Governance Committee in nominating the current slate of directors and identifying other potential Company Board candidates include, but is not limited to, consideration of the following:

•	roles and contributions valuable to the business community;

•	personal qualities of leadership, character and judgment;

•	a reputation in the community at large of integrity, trust, respect and competence;

•	adherence to the highest ethical standards;

•	relevant knowledge and diversity of background;

•	relevant educational background;

•	free from conflicts of interest; and

•	adequate time to devote to Company Board responsibilities.

In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews these directors’ overall service to the Company during their terms, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair the directors’ independence.

The Nominating and Corporate Governance Committee solicits candidate recommendations from its members, other directors and management. The Nominating and Corporate Governance Committee also uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, professional search firms or advisors. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Company Board. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates’ qualifications and then selects a nominee for recommendation to the Company Board.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Company Board may do so by delivering a written recommendation to our Corporate Secretary at Stanley, Inc., 3101 Wilson Boulevard, Suite 700, Arlington, VA 22201 not less than 90 days nor more than 120 days prior to the anniversary date of the filing of our proxy statement for the last annual meeting of stockholders. Submissions must include the full name of the proposed nominee and include a detailed background of the suggested candidate that demonstrates how the individual meets the membership criteria described above, and a representation that the nominating stockholder is a beneficial or record holder of Company Common Stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Related-Person Transactions Policy and Procedures

We have adopted a written Related-Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are, were or will be participants involving an amount that exceeds $10,000. Transactions involving compensation for services provided to us as an employee, director or consultant by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of the Company, including any of their immediate family members, and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to the Audit Committee (or, where Audit Committee approval would be inappropriate, to another independent body of the Company Board) for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders.

In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to us, (b) the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the Audit Committee must look at, in light of known circumstances, whether the transaction is, or is not, consistent with the best interests of the Company and our stockholders, as the Audit Committee determines in the good faith exercise of its discretion.

Certain Related-Person Transactions

During fiscal 2010 we did not, and currently do not, have any proposed transaction with a related-person that exceeds $120,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company Common Stock as of July 6, 2010, by: (i) each director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than 5% of the Company Common Stock. Except as otherwise noted, the address of the individuals below is c/o Stanley, Inc., 3101 Wilson Boulevard, Suite 700, Arlington, VA 22201.

	Beneficial Ownership(1)
	Number of	Percent of
Beneficial Owner	Shares	Total

Named Executive Officers and Directors:
Philip O. Nolan(2)	1,852,112	7.60%
Brian J. Clark(3)	213,492	*
Scott D. Chaplin(4)	130,421	*
Gregory M. Denkler(5)	257,559	1.06%
George H. Wilson(6)	516,884	2.12%
William E. Karlson(7)	997,897	4.10%
James C. Hughes(8)	95,305	*
Lt. General Richard L. Kelly(9)	19,185	*
Charles S. Ream(10)	12,526	*
John P. Riceman(11)	84,040	*
General Jimmy D. Ross(12)	40,499	*
All executive officers and directors as a group (16 persons)	4,649,563	16.23%

Other Stockholders:
Wells Fargo Bank, N.A.(13)	2,896,601	11.89%
1525 West WT Harris Boulevard Charlotte, NC 28262

*	Less than one percent.

(1)	This table is based solely upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 24,361,021 shares outstanding on July 6, 2010, adjusted as required by rules promulgated by the SEC.

(2)	Consists of: a) 1,352,757 shares as to which Mr. Nolan has sole voting and investment power, b) 144,140 shares held by our Employee Stock Ownership Plan (“ESOP”) for his account as to which he has shared voting and investment power, c) 148,907 unvested shares of restricted stock as to which he has sole voting power and d) 206,308 shares issuable pursuant to options exercisable within 60 days of July 6, 2010. Excludes 307,950 shares which are held for his account by the Executive Deferred Compensation and Equity Incentive Plan Trust (“2002 Trust”) and 212,814 shares which are held in a dynasty trust, as to which he does not have voting or investment power and, as such, disclaims beneficial ownership.

(3)	Consists of: a) 63,226 shares as to which Mr. Clark has sole voting and investment power, b) 282 shares held by the ESOP for his account as to which he has shared voting and investment power, c) 86,057 unvested shares of restricted stock as to which he has sole voting power and d) 63,927 shares issuable pursuant to options exercisable within 60 days of July 6, 2010. Excludes 15,000 shares which are held for his account by the 2002 Trust, as to which he does not have voting or investment power and, as such, disclaims beneficial ownership.

(4)	Consists of: a) 10,828 shares as to which Mr. Chaplin has sole voting and investment power, b) 212 shares held by the ESOP for his account as to which he has shared voting and investment power; c) 335 shares held by the ESOP for his spouse’s account as to which he has shared voting and investment power; d) 57,768 unvested shares of restricted stock as to which he has sole voting power and e) 61,278 shares issuable pursuant to options exercisable within 60 days of July 6, 2010.

(5)	Consists of: a) 37,650 shares as to which Mr. Denkler has sole voting and investment power, b) 53,814 shares held by the ESOP for his account as to which he has shared voting and investment power, c) 57,580 unvested shares of restricted stock as to which he has sole voting power and d) 108,515 shares issuable pursuant to options exercisable within 60 days of July 6, 2010. Excludes 161,130 shares which are held for his account by the 2002 Trust, as to which he does not have voting or investment power and, as such, disclaims beneficial ownership.

(6)	Consists of: a) 328,639 shares as to which Mr. Wilson has sole voting and investment power, b) 47,251 shares held by the ESOP for his account as to which he has shared voting and investment power, c) 57,580 unvested shares of restricted stock as to which he has sole voting power and d) 83,414 shares issuable pursuant to options exercisable within 60 days of July 6, 2010. Excludes 219,690 shares which are held for his account by the 2002 Trust and 89,299 shares which are held in a dynasty trust, as to which he does not have voting or investment power and, as such, disclaims beneficial ownership.

(7)	Consists of: a) 994,524 shares as to which Mr. Karlson has sole voting and investment power and b) 3,373 unvested shares of restricted stock as to which he has sole voting power. Excludes 194,799 shares which are held in a dynasty trust, as to which he does not have voting or investment power and, as such, disclaims beneficial ownership.

(8)	Consists of: a) 91,932 shares as to which Mr. Hughes has sole voting and investment power and b) 3,373 unvested shares of restricted stock as to which he has sole voting power. Excludes 10,000 shares which are held in the Justin A. Hughes Trust, dated July 8, 2009, as to which he does not have voting or investment power and, as such, disclaims beneficial ownership.

(9)	Consists of: a) 15,812 shares as to which Lt. General Kelly has sole voting and investment power, and b) 3,373 unvested shares of restricted stock as to which he has sole voting power.

(10)	Consists of: a) 10,418 shares as to which Mr. Ream has sole voting and investment power, and b) 2,108 shares of unvested restricted stock as to which he has sole voting power.

(11)	Consists of: a) 63,160 shares as to which Mr. Riceman has sole voting and investment power, b) 2,108 unvested shares of restricted stock as to which he has sole voting power, and c) 20,880 shares held in trust over which Mr. Riceman’s spouse, as trustee, has sole voting and investment power. Mr. Riceman disclaims beneficial ownership of the 20,880 shares, as to which he does not have voting or investment power.

(12)	Consists of: a) 21,291 shares as to which General Ross has sole voting and investment power, b) 17,100 shares issuable pursuant to options exercisable within 60 days of July 6, 2010, and c) 2,108 shares of unvested restricted stock as to which he has sole voting power.

(13)	Wells Fargo Bank, N.A. is the trustee of the ESOP and the beneficial owner of 2,896,601 shares of common stock held in the ESOP at July 6, 2010. For participants in our ESOP, holdings include shares allocated to their individual accounts. Under the terms of the ESOP, the trustee is currently obligated, with respect to certain matters, to solicit participants to vote shares of our Company Common Stock allocated to participants’ accounts, and the trustee generally will vote such shares in accordance with the voting decisions of the participants.

Change in Control

Except as set forth in this Information Statement, the Company is not aware of any arrangements, including any pledge by any person of securities of the Company, the consummation or operation of which may at a subsequent date result in a change of control of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended March 31, 2010, all Section 16(a) filing requirements applicable to the Company’s officers, directors and greater than ten percent beneficial owners were complied with, except for a late report by Mr. Brabston with respect to the forfeiture of restricted shares by Mr. Brabston’s spouse on May 15, 2009 in connection with her resignation as an employee of the Company, which was reported on May 21, 2009.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Committee Report1

The Compensation Committee has reviewed and discussed the following “Executive Compensation and Other Information — Compensation Discussion and Analysis” with management. Based upon such review, the related discussions and such other matters deemed relevant and appropriate by the Compensation Committee, the Compensation Committee has recommended to the Board of Directors that the “Executive Compensation and Other Information — Compensation Discussion and Analysis” be included in this Information Statement.

The Compensation Committee:

James C. Hughes (Chairman)
Charles S. Ream
General Jimmy D. Ross, USA (Ret.)
Lt. General Richard L. Kelly, USMC (Ret.)

Compensation Discussion and Analysis

Executive Compensation Policy

Overview.  This section discusses the principles underlying our executive compensation program and what we believe to be the most important factors relevant to an analysis of our compensation decisions with respect to our Named Executive Officers (set forth below) during fiscal 2010. It provides qualitative information regarding the manner and context in which compensation was awarded to, and earned by, our Named Executive Officers and places in perspective the data presented in the tables and narratives that follow. The Compensation Committee of our Board of Directors is responsible for overseeing our compensation program, including the compensation awarded to our Named Executive Officers. For more information on the process and procedures of the Compensation Committee, see “Committees of the Board of Directors — Compensation Committee” above.

For fiscal 2010, our Named Executive Officers consisted of: Mr. Philip Nolan, Chairman, President and CEO; Mr. Brian Clark, Executive Vice President, Chief Financial Officer and Treasurer; Mr. Scott D. Chaplin, General Counsel, Secretary and Senior Vice President; Mr. Gregory Denkler, Executive Vice President, shared services; and Mr. George Wilson, Executive Vice President, strategic operations.

1  The material in this report is not “soliciting material,” is not deemed “filed” with the SEC and is not to be incorporated by reference in any filing we make under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Compensation Philosophy and Objectives.  The Compensation Committee’s primary focus in fiscal 2010, as in prior years, was to formulate an executive compensation program that:

•	is competitive, in structure as well as amounts of compensation;

•	rewards the performance of our executives in accordance with their relative contributions to our financial and strategic objectives; and

•	emphasizes the retention of the executive management team.

Similar to fiscal 2009, in fiscal 2010 our annual cash incentive program placed emphasis on the overall corporate performance measures that we believe contribute both to our short-term performance as well as to longer-term growth in stockholder value-consolidated revenue, earnings per share and free cash flow and to more effectively reward our executives for their respective contributions to our overall corporate performance and/or the individual divisions they oversee. We believe that our overall compensation program strikes the appropriate balance between competitiveness, executive motivation and retention and our strategic plan and actual financial performance, with the ultimate objective of increasing long-term performance and stockholder return.

Based on our strong fiscal 2010 performance, as described in “Management’s Discussion and Analysis” included in the Company’s Form 10-K filed with the SEC on May 20, 2010 (the “2010 Form 10-K”), we believe that the compensation for each of our Named Executive Officers appropriately reflected our fiscal 2010 operating results.

Determining Amounts of Compensation

We determine the appropriate level for each component of executive compensation we pay based primarily, but not exclusively, on the Compensation Committee’s review of competitive peer group and general compensation survey data, the Compensation Committee’s view of internal equity and consistency among executives at various levels within our organization, and the recommendation of Mr. Nolan, our CEO. There is no fixed or rigid formula for determining compensation, however, and the Compensation Committee retains the flexibility to take into account other objective and subjective considerations it deems relevant during the year, such as rewarding extraordinary executive contributions, overall performance of the Company for the year and increases or decreases in job responsibilities.

Competitive Market Data Review.  As a first step in establishing compensation for our executives, the compensation consultant retained by the Compensation Committee during fiscal 2010, Mercer, provided competitive data for base salary, annual cash incentive awards and long-term stock-based incentives paid by a peer group of publicly-traded, U.S.-based professional services companies that serve the government sector and thus are in the same industry and compete with us for the same executive talent. The companies comprising our core peer group for fiscal 2010 were increased from seven to twelve companies, six of which are carryovers from fiscal year 2009. One company was removed due to its acquisition and five new companies were added. The Compensation Committee, with Mercer’s assistance, added five new publicly-traded U.S.-based professional services companies that serve the government sector to the peer group. The companies comprising our fiscal 2010 peer group are set forth below:

• CACI International, Inc.	• ManTech International Corp.
• CIBER, Inc.	• MAXIMUS, Inc.
• Dynamics Research Corp.	• NCI, Inc.
• DynCorp International, Inc.	• Sapient Corp.
• ICF International, Inc.	• SI International, Inc.
• Kratos Defense and Security Solutions, Inc.	• SRA International, Inc.

Mercer provided compensation information for each of these companies, including SI International, Inc., which, despite its recent acquisition by Serco, Inc., we believed remained part of our competitor group and the information on their key executives was publicly-available. While it reviewed this general survey data, in fiscal 2010 as in fiscal 2009, the Compensation Committee predominantly looked to the core peer group data as the primary source of competitive data as we believe these companies are our true competitors and our primary source of, and competition for, executive talent.

The Compensation Committee reviewed the core peer group and general survey information to obtain a general understanding of current compensation practices, but did not specifically target, or “benchmark,” any element of compensation or the total compensation paid to the executives to base, justify or provide a framework for any compensation decision.

Internal Equity.  One of the key considerations of the Compensation Committee in determining each executive’s compensation for the year is to ensure that all executives within a certain level of management, such as Executive Vice Presidents or Senior Vice Presidents, are treated similarly and equitably. These executives typically have similar levels of responsibility and expectations and we believe this promotes fairness and equally motivates our executives toward common company goals and objectives. As discussed above, however, the Compensation Committee retains the flexibility to recognize outstanding executive performance during the year as it deems necessary.

CEO Recommendations.  As in prior years, during fiscal 2010, Mr. Nolan, our CEO, provided recommendations to the Compensation Committee with respect to base salary increases, performance targets and award amounts for the annual incentive compensation program and the value of long-term equity grants for each Named Executive Officer other than himself. Mr. Nolan based his compensation recommendations on the same core peer group data reviewed by the Compensation Committee and his subjective review of each officer’s overall performance and contribution to our business during the prior year. While the Compensation Committee considers the recommendations of Mr. Nolan, the Compensation Committee independently evaluates the recommendations and makes all final compensation decisions. The compensation of Mr. Nolan, including base salary amounts, performance targets and award amounts for the annual incentive compensation program and the value of equity grants, are decided by the Compensation Committee and ratified by the Board of Directors.

Principal Elements of Compensation

Similar to prior years, the compensation paid to our Named Executive Officers during fiscal 2010 consisted of the following three primary components:

•	Base salary — We provide a fixed base salary to our executives to provide for a level of compensation that is assured;

•	Annual cash incentive awards — We provide annual cash incentive awards to our executives in order to reward them for achievement of annual performance goals; and

•	Long-term equity incentive awards — We provide long-term equity incentive awards to our executives, comprised of service-based stock options and restricted stock and performance-based restricted stock, which are intended to reward them for prior service and motivate them to stay with us and build long-term stockholder value.

We view these components as related, but having distinct attributes. Although the Compensation Committee does review the total compensation paid to the Named Executive Officers during the year, we do not generally believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components.

Base salary.  In determining the fiscal 2010 base salary increases for our Named Executive Officers, the Compensation Committee considered the core peer group data which indicated that, overall, fiscal 2009 base salaries for our executives were below the median of the competitive market. Because we believe it is appropriate to pay base salaries, our only element of fixed compensation, competitive with the market, the Compensation Committee awarded base salary increases for fiscal 2010, as set forth below:

	Increase in	Fiscal 2010
Name	Base Salary (%)	Base Salary ($)

Mr. Nolan	12.5	$450,000
Mr. Clark	10.3	$320,000
Mr. Chaplin	9.6	$285,000
Mr. Denkler	7.7	$280,000
Mr. Wilson	7.7	$280,000

The salary increases for Messrs. Chaplin, Denkler and Wilson were also based on internal equity considerations and our desire to treat each executive relatively equal.

Annual Cash Incentive Awards.  During fiscal 2010, each Named Executive Officer participated in our annual cash incentive award program. Each executive’s fiscal 2010 incentive amount was determined as follows:

•	Target Award. Each executive’s target cash incentive award was expressed as a percentage of his base salary for the year, as set forth in the table below.

	Threshold	Threshold	Target	Target	Overachieve	Overachieve
	Award	Award	Award	Award	Award	Award
Name	Percentage	($)	Percentage	($)	Percentage	($)

Mr. Nolan	35%	157,500	100%	450,000	150%	675,000
Mr. Clark	26.2%	84,000	75%	240,000	112.5%	360,000
Mr. Chaplin	21%	59,900	60%	171,000	90%	256,500
Mr. Denkler	21%	58,800	60%	168,000	90%	252,000
Mr. Wilson	21%	58,800	60%	168,000	90%	252,000

•	Performance Goals. The actual amount of the cash incentive award paid for fiscal 2010 was determined based upon the Compensation Committee’s review of the achievement of four general categories of information. Specifically, the Compensation Committee reviewed certain objective financial and operational performance goals, which we believe are the best indicators of our annual performance, as well as subjective or qualitative goals within three additional categories: People, Process and Perspectives.

•	Financial and Operational Performance Goals. As in fiscal 2009, the Compensation Committee focused and rewarded the executives for the financial and operational performance measures for which they have direct control and which, we believe, most directly affect our long-term growth. Under the annual incentive compensation plan, 70% of each executive’s potential incentive compensation for the year was based on achievement of financial and operational performance objectives, similar to prior years. For those executives responsible for our overall corporate performance, including each Named Executive Officer, this portion of each executive’s annual incentive award was based on the following corporate measures:

Objective	Weighting

Consolidated Revenue	50%
EPS	35%
Free Cash Flow	15%

The Compensation Committee established threshold, target and overachieve targets for each of the Consolidated Revenue, Free Cash Flow and EPS metrics. Threshold, or 50% of target, emphasized that a minimum level of performance for each metric was necessary in order for the executive to earn the award, while overachieve, or 150% of target, provided the executives the ability to earn above target annual incentive amounts if we exceeded our goals. In order to further focus the executives on the corporate metrics that we believe are the key factors affecting our growth and stockholder return, the 50% “overachieve” potential annual incentive award for financial and operations performance was based on the Consolidated Revenue and EPS metrics only. The financial and operational goals were determined based upon our fiscal 2010 financial plan, as determined by the senior management team and approved by the Board of Directors, and were as set forth below:

Corporate Performance Goal	Threshold	Target	Overachieve

Consolidated Revenue	$850 Million	$890 Million	$928 Million
EPS	$1.65	$1.72	$1.79
Free Cash Flow	$27.9 Million	$33.1 Million	N/A

•	People Goals. As in fiscal 2009, Mr. Nolan recommended that 20% of the fiscal 2010 cash incentive would be based on the achievement of certain goals relating to the quality of our workforce. The qualitative objectives in this area for fiscal 2010 were to promote leadership to achieve corporate objectives (to be evaluated based in part on the teamwork displayed among senior executives), achieve the highest quality workforce in our industry and enhance our culture.

•	Process and Perspectives Goals. The remaining 10% of the potential fiscal 2010 cash incentive awards was split evenly between Process and Perspectives criteria, each of which were also recommended by Mr. Nolan. Such criteria included maintaining effective Company communications, customer-focused internal organizations and processes, achieving the highest levels of customer satisfaction, establishing lasting customer relationships and increasing name recognition and visibility.

•	Determination of Award Amounts. In evaluating fiscal 2010 financial performance, the Compensation Committee noted that we exceeded our “overachieve” target amounts for EPS and Group Revenue, exceeded our target amounts for Free Cash Flow and exceeded our threshold amount for Consolidated Revenue, EBIT, DSO and direct labor.

With respect to our People and Process and Perspectives objectives, the Compensation Committee noted the teamwork among the senior management team, including the Named Executive Officers.

Long-Term Equity Incentive Awards.  We provide long-term equity incentive awards to our executives, including each of the Named Executive Officers, in the form of service-based stock options and restricted stock awards, each of which vest ratably over a three-year period. We chose these forms of equity awards based on the recommendation of Mercer and our review of the core peer group data. In addition, as discussed above, we utilize these amounts, in part, to retain executives and we believe each provides a substantial retention mechanism.

During fiscal 2010, Mercer informed the Compensation Committee that our executive team was, on average, positioned at the 75th percentile of the core peer group in total direct compensation. In order to maintain the Compensation Committee’s fiscal year 2009 objective to add more performance-based awards to the compensation program, while at the same time spreading the expense of such awards and the retention benefits over an extended period, the Compensation Committee continued to include the following in our long-term equity program for fiscal 2010:

•	two-thirds of each executive’s annual equity award will be comprised of service-based stock options and restricted stock grants, similar to prior years and generally as determined and discussed below; and

•	the remaining one-third straight service-based grants will be foregone in favor of larger awards that are 100% performance-contingent and paid in restricted stock.

The performance-based restricted stock awards granted in fiscal year 2009 had a four-year term and were intended to represent the one-third performance-contingent grants for fiscal years 2010-2012, thus no further performance-based awards were granted in fiscal year 2010. The fiscal year 2009 performance-based restricted stock awards will be earned based on the achievement of Consolidated Revenue and EPS targets over a three-year performance period. The Compensation Committee chose these two performance metrics as it believes these metrics are the key indicators of our growth and return on stockholder value over the next several years. Seventy-five percent of the awards will vest, if at all, upon achievement of the performance targets after three years, with the remaining 25% to vest one year after the performance criteria have been met based on continued service. In addition, in the event the Consolidated Revenue target is achieved during the first, second or third year of the three-year performance period, but the EPS target is not, the award may still be earned if both targets are achieved by fiscal year 2012. The Compensation Committee believes the structure of these awards furthers both our performance and retention objectives.

The service-based stock option and restricted stock grant was targeted at 80% stock options and 20% restricted stock. We place greater emphasis on stock options as, while they are a retention tool, we also believe stock options are inherently performance-based as the executive only receives value from the award if the price of our Company Common Stock increases.

Individual grant sizes for the awards made in fiscal 2010 were primarily determined based on a value commensurate with the Mercer peer group data and with positioning the executives to be at approximately 75th percentile of the Mercer peer group in total direct compensation, a level the Compensation Committee deemed appropriate. Because the Mercer peer group review indicated that our executive base salaries and total cash compensation (base salary plus incentive) were at the 25th percentile and median of the Mercer peer group, respectively, a larger percentage of each executive’s annual compensation was determined to be delivered in the form of equity awards, which was consistent with our focus on performance-based equity awards, retention and return on stockholder value.

Our equity awards are granted at the beginning of each fiscal year in order to recognize the executive’s performance during the prior fiscal year as well as to incentivize performance and encourage retention for the coming years. Because our equity awards are designed to motivate our executives to stay with the Company and increase stockholder value, the Compensation Committee generally does not consider an executive’s current stock or option holdings as a material component in making decisions for additional awards.

The following table sets forth the equity awards for each Named Executive Officer during fiscal 2010 (in shares of common stock underlying awards):

	Fiscal 2010 Equity Awards
	Annual	Annual
	Option	Restricted
Name	Award	Stock Award	Total

Mr. Nolan	38,749	7,473	46,222
Mr. Clark	17,714	3,416	21,130
Mr. Chaplin	12,621	2,433	15,054
Mr. Denkler	12,401	2,391	14,792
Mr. Wilson	12,401	2,391	14,792

Equity Grant Practices.  The Compensation Committee approves grants of equity awards, including to the Named Executive Officers, at the Compensation Committee’s first fiscal quarter meeting each year. Special grants to newly-hired employees are generally granted in the month of hire. While the Company Board has delegated the authority for Mr. Nolan to approve grants of stock option awards, up to certain maximum amounts, as a hiring and retention tool, to date, this authority has not been utilized. The exercise price of any option grant is equal to the fair market value of the shares on the date of grant, which is the closing price of the Company Common Stock on the NYSE.

Change in Control Agreements

We entered into change in control severance agreements with certain of our executive officers, including each of the Named Executive Officers, on June 26, 2008 (the “Change in Control Severance Agreements”). The amounts and types of severance benefits payable to the executives under the Change in Control Severance Agreements were determined based on the prevailing structure and amounts within the core peer group companies.

The Change in Control Severance Agreements provide for a “double trigger,” meaning that the executives will only be entitled to the severance benefits if a change in control occurs and the executive is terminated without cause or terminates his employment for good reason within a certain period of time following a change in control (or a potential change in control). We believe change in control protections alleviate concerns regarding the possible occurrence of such a transaction, allowing our senior executives to focus their attention on our business. We also believe, however, that if the executive is terminated without cause or the executive terminates employment for good reason within a certain period of time following the transaction, the executive should be afforded a certain level of protection from termination outside of his control.

For a more detailed discussion of the terms of the Change in Control Severance Agreements, including a definition of the key terms and the estimated benefits payable thereunder, see the “Executive Compensation and Other Information — Potential Payments Upon Termination or Change in Control” section below.

Perquisites

We do not provide substantial perquisites or personal benefits to our executive officers, including the Named Executive Officers, that are not otherwise available to our employees generally. We provide our executives with an annual “executive allowance,” to be paid monthly, so that our executives could spend this portion of their compensation as they choose from a list of designated items. These items include: car allowance; physical exams; club membership not used exclusively for business entertainment; air travel club memberships; first class business travel outside of normal company policy; additional business travel insurance; supplemental life insurance; season tickets to sporting or cultural events; and annual fees for certain corporate credit cards. Each Named Executive Officer’s executive allowance was determined based on our core peer group review and internal equity principles. For fiscal 2010, each Named Executive Officer’s allowance was as follows: Mr. Nolan, $30,000; and Messrs. Clark, Chaplin, Denkler and Wilson, $20,000.

Government and Tax Considerations

Government Limitations on Compensation.  As a government contractor, we are subject to the Federal Acquisition Regulation (“FAR”), which governs the reimbursement of costs by our government customers. FAR 31.205-6(p) limits the allowability of senior executive compensation to a benchmark compensation cap established each year by the Administrator of the Office of Federal Procurement Policy under Section 39 of the Office of Federal Procurement Policy Act (41 U.S.C. 435). The benchmark cap applies to the five most highly compensated employees in management positions in each home office and each of our business segments. When comparing senior executive compensation to the benchmark cap, all wages, salary, bonuses and deferred compensation, if any, for the year, as recorded in our books and records, must be included. The current benchmark compensation cap, effective January 1, 2010, and as published in the Federal Register, is $693,951. Any amounts over the cap are considered unallowable and are therefore not recoverable under our government contracts.

Deductibility of Executive Compensation.  Section 162(m) of the Internal Revenue Code (“Section 162(m)”) generally limits the tax deductibility of certain compensation in excess of $1,000,000 paid in any one year to the principal executive officer and the other three highest paid executive officers (other than the principal financial officer). Qualified performance-based compensation will not be subject to this deduction limit if certain requirements are met. As described above, a portion of our annual cash incentive awards and our performance-based restricted stock awards are determined based upon the achievement of certain pre-determined performance goals, which permits us to deduct such awards despite the deduction limits otherwise imposed by Section 162(m). In addition, stock options are inherently performance-based and qualify for the qualified performance-based compensation exemption from the deduction limits under Section 162(m). Only the base salaries and the service-based restricted stock awards are not exempt from the deduction limits imposed under Section 162(m). While we will continue to monitor our compensation programs in light of Section 162(m), the Compensation Committee considers it important to retain the flexibility to design compensation programs that are in the best long-term interests of the Company and our stockholders. As a result, the Compensation Committee may conclude that paying compensation at levels that are not deductible under Section 162(m) is nevertheless in the best interests of the Company and our stockholders.

Executive Compensation Tables

Summary Compensation Table

The following table sets forth information regarding compensation earned by our Named Executive Officers for service during the last three completed fiscal years, whether or not such amounts were paid in such year:

					Non-Equity
			Stock	Option	Incentive Plan	All Other
		Salary	Awards	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)(1)	($)(2)	($)(2)	($)(3)	($)(4)	($)

Philip O. Nolan	2010	437,693	188,469	296,674	575,400	42,277	1,540,513
Chairman, President &	2009	374,004	3,340,025	231,647	612,000	41,142	4,598,818
CEO	2008	338,750	154,279	431,859	510,000	50,890	1,485,778
Brian J. Clark	2010	311,846	86,152	135,624	306,900	31,983	872,505
Executive Vice President &	2009	280,558	1,982,109	107,972	332,775	29,706	2,733,120
CFO	2008	257,500	98,656	161,112	292,500	27,509	837,277
Scott D. Chaplin	2010	277,923	61,360	96,630	218,600	26,137	680,650
Senior Vice President, General Counsel and Corporate Secretary
Gregory M. Denkler	2010	273,539	60,301	94,946	214,800	32,516	676,102
Executive Vice President	2009	233,163	1,323,158	74,461	230,100	31,447	1,892,329
	2008	224,583	74,011	120,828	202,500	33,862	655,784
George H. Wilson	2010	273,539	60,301	94,946	214,800	33,000	676,586
Executive Vice President	2009	237,029	1,323,158	74,461	220,200	31,488	1,886,336
	2008	224,167	86,372	140,958	202,500	38,136	692,133

(1)	For fiscal 2010, amounts reflect fiscal year 2009 base salary until May 1, 2009, at which point fiscal 2010 base salary amounts became effective. See the “Executive Compensation and Other Information — Compensation Discussion and Analysis — Principle Elements of Compensation — Base Salary” above for information on each Named Executive Officer’s fiscal 2010 base salary. Values reflect base salary actually received by each Named Executive Officer in the years presented, which depending on the position of pay periods within a calendar year, may not equal an Named Executive Officer’s stated annual salary.

(2)	The amounts reported in the Stock Awards column and the Option Awards column reflect aggregate grant date fair value computed in accordance with Financial Accounting Standards Board ASC Topic 718 (“FASB ASC Topic 718”). These amounts reflect our calculation of the value of these awards at the grant date and do not necessarily correspond to the actual value that may ultimately be recognized by the Named Executive Officer. For 2010, assumptions used in the calculation of these amounts are included in Note 12 to our audited financial statements in the 2010 Form 10-K for the fiscal year ended March 31, 2010.

(3)	Amounts in this column reflect the amounts earned by each Named Executive Officer under our fiscal 2010 annual cash incentive plan. For additional information on this plan, see “Executive Compensation and Other Information — Compensation Discussion and Analysis — Annual Cash Incentive Awards” above and the Grants of Plan-Based Awards Table below.

(4)	Amounts in this column for each respective Named Executive Officer are set forth in the table below and include an executive allowance, tax planning and preparation fees and matching contributions to our 401(k) plan for each Named Executive Officer. For additional information on each executive’s executive allowance for fiscal 2010, see “Executive Compensation and Other Information — Compensation Discussion and

Analysis — Perquisites” above. Amounts included under “tax planning and preparation” reflect actual cost to us for these tax services on behalf of the executive.

		Tax
		Planning
	Executive	and	401(k)
	Allowance	Preparation	Contributions	Total
Name	($)	($)	($)	($)

Philip O. Nolan	30,000	2,500	9,777	42,277
Brian J. Clark	20,000	1,875	10,108	31,983
Scott D. Chaplin	20,000	1,875	4,262	26,137
Gregory M. Denkler	20,000	2,500	10,016	32,516
George H. Wilson	20,000	2,500	10,500	33,000

Grants of Plan-Based Awards

The following Grants of Plan-Based Awards table provides additional information about cash incentive awards payable based on fiscal 2010 performance and restricted stock and option awards granted to our Named Executive Officers during fiscal 2010:

					All Other	All Other
					Stock	Option		Grant
					Awards:	Awards:	Exercise	Date Fair
		Estimated Possible Payouts			Number of	Number of	or Base	Value of
		Under Non-Equity Incentive			Shares of	Securities	Price of	Stock and
		Plan Awards(1)			Stock or	Underlying	Option	Option
	Grant	Threshold	Target	Maximum	Units	Options	Awards	Awards
Name	Date	($)	($)	($)	(#)(2)	(#)(3)	($/Sh)	($)(4)

Philip O. Nolan		157,500	450,000	675,000	—	—	—	—
	5/6/2009				—	38,749	25.22	296,674
	5/6/2009				7,473	—	—	188,469
Brian J. Clark		84,000	240,000	360,000	—	—	—	—
	5/6/2009				—	17,714	25.22	135,624
	5/6/2009				3,416	—	—	86,152
Scott D. Chaplin		59,900	171,000	256,500	—	—	—	—
	5/6/2009				—	12,621	25.22	96,630
	5/6/2009				2,433	—	—	61,360
Gregory M. Denkler		58,800	168,000	252,000	—	—	—	—
	5/6/2009				—	12,401	25.22	94,946
	5/6/2009				2,391	—	—	60,301
George H. Wilson		58,800	168,000	252,000	—	—	—	—
	5/6/2009				—	12,401	25.22	94,946
	5/6/2009				2,391	—	—	60,301

(1)	Amounts in these columns represent the estimated threshold, target and maximum possible payouts under our fiscal 2010 annual cash incentive plan. For the actual amounts earned by the Named Executive Officers, see the “Non-Equity Incentive Compensation” column of the Summary Compensation Table. See the “Executive Compensation and Other Information — Compensation Discussion and Analysis — Annual Cash Incentive Awards” above for a discussion of the determination of the actual amounts awarded under the plan.

(2)	Amounts in this column represent the number of shares of our Company Common Stock underlying restricted stock awards issued to our Named Executive Officers in fiscal 2010. These awards were granted based, in part, on each executive’s performance during fiscal year 2010. See the “Executive Compensation and Other Information — Compensation Discussion and Analysis — Long-Term Equity Incentive Awards” above. These shares vest annually in three equal installments.

(3)	Amounts in this column represent the number of shares of our Company Common Stock underlying options issued to our Named Executive Officers during fiscal 2010. These awards were granted based, in part, on each executive’s performance during fiscal year 2010. See the “Executive Compensation and Other Information — Compensation Discussion and Analysis — Long-Term Equity Incentive Awards” above. These options vest annually in three equal installments.

(4)	Amounts in this column represent the grant date fair value of the restricted stock and stock option awards in fiscal 2010, as computed in accordance with FASB ASC Topic 718.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes information regarding each unexercised stock option and unvested shares of restricted stock held by each of our Named Executive Officers as of March 31, 2010.

	Option Awards					Stock Awards
									Equity	Equity
								Market	Incentive	Incentive
						Number of		Value of	Plan Awards:	Plan Awards:
	Number of	Number of				Shares or		Shares or	Number of	Market
	Securities	Securities				Units of		Units of	Unearned	Value of
	Underlying	Underlying				Stock That		Stock	Shares	Shares
	Unexercised	Unexercised		Option	Option	Have Not		That Have	That Have	That Have
	Options (#)	Options (#)		Exercise	Expiration	Vested	Grant	Not Vested	Not Vested	Not Vested
Name	Exercisable	Unexercisable		Price ($)	Date	(#)(5)	Date	($)(7)	(#)(6)	($)(7)

Philip O. Nolan	12,000	—		1.78	3/31/2010	3,370	5/3/2007	95,337	126,445	3,577,129
	47,250	54,000	(1)	8.65	5/4/2011	4,340	5/8/2008	122,779
	59,926	29,964	(2)	15.26	5/3/2012	4,982	5/6/2009	140,941
	11,251	22,503	(3)	25.15	5/8/2013
	—	38,749	(4)	25.22	5/6/2014
Brian J. Clark	14,000	—		6.56	4/3/2016	2,155	5/3/2007	60,965	75,867	2,146,277
	22,356	11,179	(2)	15.26	5/3/2012	2,024	5/8/2008	57,259
	5,244	10,489	(3)	25.15	5/8/2013	2,278	5/6/2009	64,445
	—	17,714	(4)	25.22	5/6/2014
Scott D. Chaplin	8,500			5.50		1,888	5/3/2007	53,412	50,578	1,430,852
	15,000	—		7.86		1,396	5/8/2008	39,493
	19,558	9,782		15.26	5/3/2012	1,622	5/6/2009	45,886
	3,616	7,234		25.15	5/8/2013
	—	12,621		25.22	5/6/2014
Gregory M. Denkler	6,000	—		2.35	4/29/2013	1,618	5/3/2007	45,773	50,578	1,430,852
	30,000	—		3.33	5/4/2014	1,396	5/8/2008	39,493
	27,000	18,000	(1)	7.86	5/4/2016	1,594	5/6/2009	45,094
	16,766	8,384	(2)	15.26	5/3/2012
	3,616	7,234	(3)	25.15	5/8/2013
	—	12,401	(4)	25.22	5/6/2014
George H. Wilson	6,708	—		3.33	5/4/2014	1,888	5/3/2007	53,412	50,578	1,430,852
	27,000	18,000	(1)	7.86	5/4/2016	1,396	5/8/2008	39,493
	19,558	9,782	(2)	15.26	5/3/2012	1,594	5/6/2009	45,094
	3,616	7,234	(3)	25.15	5/8/2013
	—	12,401	(4)	25.22	5/6/2014

(1)	50% of the remaining unvested shares subject to this option vested on May 4, 2010, and the remaining shares will vest on May 4, 2011.

(2)	The remaining unvested shares subject to this option vested on May 3, 2010.

(3)	50% of the remaining unvested shares subject to this option vested on May 8, 2010, and the remaining shares will vest on May 8, 2011.

(4)	33% of the remaining unvested shares subject to this option vested on May 6, 2010, and the remaining shares will vest on May 6, 2011, and May 6, 2012.

(5)	The remaining unvested shares subject to the restricted stock grant dated May 3, 2007, vested on May 3, 2010; 50% of the remaining unvested shares subject to the restricted stock grant dated May 8, 2008, vested on May 8, 2010, and the remaining will vest on May 8, 2011; and 33% of the remaining unvested shares subject to the restricted stock grant dated May 6, 2009, vested on May 6, 2010, and the remaining shares will vest on May 6, 2011 and May 6, 2012.

(6)	75% of the awards vest on the date the Company files its Form 10-K for the fiscal year ended March 31, 2011 with the SEC if, by such date, certain revenue and earnings per share targets have been achieved by the Company (the “Performance Targets”), and 25% vest on March 31, 2012 if the Performance Targets have previously been met.

(7)	Market value based on $28.29, the closing price of our Company Common Stock on March 31, 2010, the last day of fiscal 2010.

Option Exercises and Stock Vested

The following table sets forth information regarding stock options exercised by our Named Executive Officers during fiscal 2010:

	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value	Shares	Value
	Acquired on	Realized on	Acquired on	Realized on
	Exercise	Exercise	Vesting	Vesting
Name	(#)	($)(1)	(#)	($)(2)

Philip O. Nolan	24,000	643,320	5,540	143,790
Brian J. Clark	—	—	3,166	82,089
Scott D. Chaplin	—	—	2,583	66,925
Gregory M. Denkler	—	—	2,313	59,956
George H. Wilson	53,292	1,227,388	2,583	66,925

(1)	Value realized based on difference between the closing price of our Company Common Stock on the date of exercise and the exercise price of the shares subject to the option.

(2)	Value realized is based on the closing price of our Company Common Stock on the date of vesting.

Nonqualified Deferred Compensation

On May 6, 2009, the Company Board adopted the Stanley Executive Savings Plan (the “Savings Plan”) for the purpose of attracting high quality executives and promoting in them increased efficiency and an interest in the successful operation of the Company. Under our Savings Plan, a participant, including our Named Executive Officers, is permitted to defer receipt of up to 80% of their base salary and 100% of their bonus, commissions and/or restricted stock awards. The Company has the discretion to make contributions to the Savings Plan at any time on behalf of any participant. No participant has the right to receive any contributions in a particular year regardless of whether contributions are made on behalf of other participants.

In addition, pursuant to the terms of our 2002 Executive Deferred Compensation and Equity Incentive Plan, the Compensation Committee could elect to issue awards of restricted stock to the award recipient directly or to a rabbi trust (the “Trust”), established by us on behalf of the recipients for tax deferral purposes. Awards of restricted stock were issued into the Trust on two occasions, in 2004 and 2006, including on behalf of certain of the Named Executive Officers. No other contributions have been made to the Trust. All unvested shares of restricted stock held in the Trust vested in full upon our initial public offering, and thus all shares in the Trust are fully vested.

While held in the Trust, the Named Executive Officers have no rights in the shares, including no right to vote the shares or to receive or retain any dividends and distributions paid or distributed on the shares; provided, however, that any dividends or distributions paid will automatically be added to each executive’s aggregate shares held in the Trust. Other than any declaration of dividends or other distributions, there is no right to additional earnings on the shares held in the Trust. Upon termination of employment for any reason, the Named Executive Officer will be entitled to receive all of the vested shares of stock held on behalf of the recipient in the Trust.

The following table shows the nonqualified deferred compensation for each Named Executive Officer as of March 31, 2010, pursuant to the Savings Plan and the 2002 Executive Deferred Compensation and Equity Incentive Plan:

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions in	Contributions	Earnings in	Withdrawals/	Balance at
	Last FY	in Last FY	Last FY	Distributions	Last FYE
Name	($)(1)	($)	($)(2)	($)	($)(3)

Philip O. Nolan	36,346	—	457	—	8,748,709
Brian J. Clark	53,539	—	5,320	—	483,209
Scott D. Chaplin	—	—	—	—	—
Gregory M. Denkler	37,154	—	3,544	—	4,599,066
George H. Wilson	—	—	—	—	6,215,030

(1)	Amounts represent the aggregate executive contributions made by the Named Executive Officer under the Savings Plan.

(2)	Amounts represent the aggregate dividends, interest and market value changes accrued under the Savings Plan for each Named Executive Officer.

(3)	Amounts represent the Named Executive Officer’s account balance under the Savings Plan and the value of the vested shares held in Trust, which is based on the closing market price of our Company Common Stock on March 31, 2010, or $28.29, multiplied by the number of vested shares:

		Aggregate
	Shares of Vested	Value as of
	Restricted Stock	March 31, 2010
Name	(#)	($)

Philip O. Nolan	307,950	8,711,906
Brian J. Clark	15,000	424,350
Scott D. Chaplin	—	—
Gregory M. Denkler	161,130	4,558,368
George H. Wilson	219,690	6,215,030

Potential Payments Upon Termination or Change in Control

Change in Control and Severance Payments.  As discussed under “Executive Compensation and Other Information — Compensation Discussion and Analysis — Adoption of Change in Control Agreements” above, we entered into Change in Control Severance Agreements with each of the Named Executive Officers, as well as other senior officers, on June 26, 2008. We have summarized and quantified the estimated payments under the agreements, assuming a termination event occurred on March 31, 2010, below.

The Change in Control Severance Agreements are “double trigger” agreements, meaning that the payment of the severance and benefits thereunder require both a “change in control” (as defined below) and a qualifying termination of the executive’s employment without “cause” (as defined below) or the executive terminates his employment for “good reason” (as defined below) within 24 months (or 36 months in the case of Mr. Nolan) following a change in control. The term of the Change in Control Severance Agreements is two years; provided, however, that the Change in Control Severance Agreements will automatically extend for one-year terms thereafter unless either we or the executive provides notice of non-renewal at least one year prior to the commencement of the renewal term. The term of any Change in Control Severance Agreement will not expire, however, during a “potential change in control period” (as defined below) or prior to the expiration of 24 months (or 36 months in the case of Mr. Nolan) after the date of a change in control, including during a potential change in control period.

Upon a change in control and qualifying termination, the Change in Control Severance Agreements provide for the following:

•	a lump sum payment equal to two times (three times in the case of Mr. Nolan) the sum of the Named Executive Officer’s base salary plus the highest annual incentive bonus paid to the executive for the prior three years;

•	an amount equal to the highest annual bonus paid to the executive for the prior three years, prorated for the year of termination;

•	immediate vesting of any unvested equity awards, but only to the extent any outstanding equity awards were not assumed or substituted by the successor company at the time of the change in control; and

•	continuation of perquisites and health and welfare benefits for a maximum of two years (three years in the case of Mr. Nolan), unless the executive breaches the release agreement or any other agreement with us surviving his termination or the executive becomes eligible under similar plans of a successor employer.

In addition, the Change in Control Severance Agreements provide that if the payment of any of the severance payments or benefits would trigger the excise tax provisions of the Internal Revenue Code, the executive is entitled to a tax gross-up payment to cover the cost of any such excise tax (and interest or penalties relating thereto). Notwithstanding this provision of the Change in Control Severance Agreements, if the excise tax provisions of the Internal Revenue Code would not be triggered if the severance payments and benefits payable to the executive were reduced by 10%, such payments and benefits are to be reduced and we will have no obligation to pay the tax gross-up payment.

No payments are owed to any of the Named Executive Officers under the terms of the Change in Control Severance Agreements if the executive voluntarily terminates employment, is terminated for cause, or terminates as a result of death or disability. In addition, the executives must sign a standard release agreement in favor of us in order to receive the payments and benefits above, and the Change in Control Severance Agreements provide for a standard non-disparagement and two-year non-compete covenant (which non-compete will be at the option of the acquiring company).

For purposes of the Change in Control Severance Agreements, the following terms have the following meanings:

•	“cause” generally means:

•	termination due to the executive’s conviction of a felony or entering into a guilty plea or plea of nolo contendere with respect to such crime;

•	the executive’s willful and continued failure to substantially perform his duties and responsibilities;

•	the executive’s engaging in fraud or dishonesty, or other willful misconduct or gross negligence of the executive which is materially injurious to us or our reputation, monetarily or otherwise; or

•	the executive’s willful violation of our policies, which conduct is materially injurious to us or our reputation, monetarily or otherwise.

•	“change in control” generally means:

•	any person acquires 50% or more of the total fair market value or total voting power of our Company Common Stock;

•	any person acquires ownership of 30% or more of the total voting power of our Company Common Stock;

•	a majority of the members of the Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Company Board prior to the date of appointment or election; or

•	any person acquires more than 40% of the fair market value of our assets.

•	“good reason” generally means:

•	a material diminution in the executive’s base salary;

•	a material diminution in the executive’s authority, duties or responsibilities;

•	a material diminution in the authority, duties or responsibilities of the supervisor to whom the executive is required to report, including the requirement that the executive report to a corporate officer or employee instead of directly to the Board of Directors (if previously reporting to the Company Board);

•	a material diminution in the budget over which the executive retains authority;

•	a requirement that the executive be based out of an office that is more than 50 miles from the executive’s location prior to a change in control and also more than 50 miles from the executive’s then current principal residence; or

•	any other action or inaction that constitutes a material breach by us of any written agreement between us and the executive.

•	“potential change in control” generally means:

•	we enter into an agreement, the consummation of which would result in the occurrence of a change in control;

•	we publicly announce an intention to take, or to consider taking actions, which, if consummated, would constitute a change in control;

•	any person becomes the beneficial owner of 20% or more of our outstanding common stock; or

•	the Board of Directors adopts a resolution to the effect that, for purposes of the Change in Control Severance Agreement, a potential change in control has occurred; and

•	a “potential change in control period” generally commences upon the occurrence of a potential change in control and lapses upon the occurrence of a change in control or, if earlier and as applicable, upon the abandonment or termination of the applicable agreement or announced actions described above, or one year after the Company Board resolution or any person acquires the 20% stock ownership described above. In addition, under the agreements, any termination of the executive at the request of a third party in contemplation of a change in control or potential change in control will be deemed to have occurred within a potential change in control period.

Equity Plan.  The terms of our equity incentive plan provide for the accelerated vesting of any unvested stock option or restricted stock awards upon the occurrence of a change in control (which is generally defined as described above in the Change in Control Severance Agreements), unless provision is made for assumption or substitution of such equity awards by the successor company. This acceleration provision applies to performance-based awards as well as service-based awards. This acceleration provision applies equally to all employees receiving awards under the equity plan.

Estimated Benefits.  The following table sets forth the estimates of the potential severance payments, benefits and value of the accelerated vesting of equity awards to be received by the Named Executive Officers under the Change in Control Severance Agreements and equity plan, assuming that a change in control and/or qualifying termination occurred on March 31, 2010, and the closing market price of our Company Common Stock on the NYSE on such date of $28.29. For purposes of the table below, we have assumed that any unvested stock options and restricted stock awards outstanding and unvested as of March 31, 2010, have not been assumed or substituted by the successor company.

The amounts set forth below do not include any amounts already earned or accrued through the termination date, but not yet paid, including base salary through the date of termination, any unreimbursed business expenses, and accrued but unused vacation pay, which is available to all our employees on a non-discriminatory basis. The amounts set forth below also do not include the value of the shares of restricted stock which will be released from the 2002 Executive Deferred Compensation and Equity Incentive Plan Trust or amounts payable under the Stanley

Executive Savings Plan upon each executive’s termination of employment. For more information regarding the value and number of vested shares of restricted stock held in the Trust or the amounts held in the Stanley Executive Savings Plan on behalf of each of the Named Executive Officers, see the “Nonqualified Deferred Compensation” table above.

			Accelerated	Accelerated		Tax
	Cash	Incentive	Option	Stock		Gross-Up
	Severance	Bonus	Awards	Awards	Benefits	Payment	Total
Name	(1) ($)	(2) ($)	(3) ($)	(3) ($)	(4) ($)	(5) ($)	($)

Philip O. Nolan	3,798,001	612,000	1,375,461	4,006,668	199,200	3,019,479	13,010,809
Brian J. Clark	1,638,325	332,775	232,971	2,361,168	108,188	1,549,917	6,223,344
Scott D. Chaplin	1,265,700	231,900	379,844	1,592,548	115,051	1,135,174	4,720,217
Gregory M. Denkler	1,250,300	230,100	543,785	1,583,722	115,839	1,128,218	4,851,964
George H. Wilson	1,220,600	220,200	555,959	1,591,360	115,222	1,101,600	4,804,941

(1)	Amounts in this column represent the Named Executive Officer’s fiscal 2010 base salary and the executive’s highest annual incentive bonus payment for the prior three years, multiplied by the severance multiple of two years, or three years for Mr. Nolan. Base salary and annual incentive amounts used are as set forth in “Executive Compensation and Other Information — Compensation Discussion and Analysis — Base Salary” and the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table, above, respectively. The fiscal 2009 bonus was the highest bonus paid to each Named Executive Officer for the prior three years.

(2)	Amounts in this column represent each Named Executive Officer’s annual incentive bonus for fiscal 2009, which was the highest bonus paid to each Named Executive Officer for the prior three years. Assuming a March 31, 2010 termination event, the bonus would not be prorated.

(3)	Amounts in this column represent the value of accelerated vesting of stock options and restricted stock (including performance-based restricted stock) held by the Named Executive Officer and unvested as of March 31, 2010. For stock options, amounts represent the intrinsic value of the unvested awards, or the difference between the closing market price of our Company Common Stock on March 31, 2010, and the exercise price for the shares underlying the options. For shares of restricted stock, amounts represent the number of unvested restricted shares multiplied by the closing market price of our Company Common Stock on March 31, 2010. For more information regarding the number of unvested stock options and shares of restricted stock held by each of the Named Executive Officers as of the end of fiscal 2010, see the “Outstanding Equity Awards at Fiscal Year End” table above.

(4)	Amounts in this column include (i) the continuation of each Named Executive Officer’s perquisite allowance and tax planning and preparation assistance for two years, or three years for Mr. Nolan, in each case based on the fiscal 2010 amounts set forth for each officer in the notes to the Summary Compensation Table above, (ii) the value of the continuation of medical and dental insurance coverage for two years, or three years for Mr. Nolan, based on the estimated monthly COBRA costs for each Named Executive Officer as of the end of fiscal 2010; and (iii) salary payment in lieu of 30-day notice as provided for under the agreement for each Named Executive Officer.

(5)	Amounts in this column reflect the tax gross-up payment payable on behalf of the Named Executive Officer to cover the cost of any excise tax (and interest or penalties relating thereto) that would otherwise be payable by the Named Executive Officer due to the provision of the severance payments and benefits payable in a change in control. We are not able to deduct the amounts payable in tax gross-ups.

Director Compensation

Directors who are also our employees are not paid any fees or other compensation for services as members of the Board of Directors or of any committee of the Board of Directors. Directors who are not our employees are paid an annual fee of $95,000, of which 25% is required to be paid in shares of our Company Common Stock and the remaining 75% is eligible to be paid in cash, equity, or a combination of the two, at the election of the director (with any fractional shares payable in cash). The 25% of each director’s annual fee required to be paid in common stock, and any additional shares of common stock issued as part of the director’s election, are shares of restricted stock which vest one year after grant, based on continued service.

The following table summarizes the compensation earned by our non-employee directors for their service as members of the Board of Directors during fiscal 2010.

	Fees
	Earned or		Stock
	Paid in Cash		Awards	Total
Name	($)(1)		(3) ($)	($)

James C. Hughes	—		66,308	66,308
Lt. General Richard L. Kelly	—		66,308	66,308
Charles S. Ream	39,078		33,154	72,232
John P. Riceman	17,819		66,308	84,127
General Jimmy D. Ross	39,078		33,154	72,232
William E. Karlson	45,516	(2)	—	45,516

(1)	The Board of Directors sets its annual compensation in August of each year. Accordingly, amounts set forth in this column represent an $85,000 annual fee during the first part of fiscal 2010 (April - August 2009), and a $95,000 annual fee during the remainder of the fiscal year (September 2009 - March 2010). During the first part of fiscal 2010, Messrs. Hughes and Riceman and General Kelly elected to receive the remaining 75% of their annual fee in shares of our Company Common Stock. Mr. Ream and General Ross elected to receive the remaining 75% of their annual fee for the same period equally in cash and in our Company Common Stock. In the latter part of fiscal 2010, Messrs. Hughes and Karlson and General Kelly elected to receive the remaining 75% of their annual fee in shares of our Company Common Stock. Messrs. Ream and Riceman and General Ross elected to receive the remaining 75% of their annual fee for the same period equally in cash and in shares of our Company Common Stock. Amounts do not include cash paid in lieu of fractional shares, which amounts were de minimus.

(2)	Represents Mr. Karlson’s prorated annual fee from his retirement as an officer of our Company in January 2009 through August 2009.

(3)	Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

STANLEY, INC.

By:	/s/ Philip O. Nolan
Name:     Philip O. Nolan

Title:	Chairman, President and Chief
Executive Officer

Dated: July 16, 2010